Annual Report

Cover Page

Name of issuer:

Participant Assistive Products Corp

Legal status of issuer:

> Form: Other
>
> Other (specify): Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 3/18/2018

Physical address of issuer:

PO Box 156614
San Francisco CA 94115

Website of issuer:

http://www.participant.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$470,234.00	$229,018.00
Cash & Cash Equivalents:	$261,971.00	$51,443.00
Accounts Receivable:	$92,681.00	$23,327.00
Current Liabilities:	$87,072.00	$51,017.00
Non-Current Liabilities:	$884,401.00	$617,446.00
Revenues/Sales:	$448,775.00	$73,576.00
Cost of Goods Sold:	$372,383.00	$74,041.00
Taxes Paid:	$0.00	$0.00
Net Income:	($61,794.00)	($186,675.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Participant Assistive Products Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

The company has been recovering from the covid delay and gradually building up sales and operations capability. Until recently, we did not have the operational capacity to product timely reports.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
George (Keoke) King	Entrepreneur	Participant Assistive Products	2018
David Calver	Occupational Therapist/ Entrepreneur	Participant Assistive Products	2018
Wayne Hanson	Executive Director	ROC Wheels	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
George (Keoke) King	President	2018
George (Keoke) King	CEO	2018
David Calver	Secretary	2018
David Calver	Chief Clinical Officer	2018

Ryota Yamada	CFO	2019
Wayne Hanson	Treasurer	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
George King	7000000.0 Common	70.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format.

The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is an early stage company incorporated in March 2018. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors impacting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of resources, and competition. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company will continue its research and development activities for its initial product and begin its production operations. Though development is planned and budgeted based on experience, it is uncertain that the initial financing will be sufficient to establish that the initial product line is

financially viable, in which case additional financing will be required. If the Company is successful, the Company will certainly have to obtain further additional capital beyond this financing round to expand inventory and distribution reach. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices.

Participant is committed to offering a safe, effective, durable, and affordable products. Achieving these design goals is notoriously difficult. Though our first product, Product1, is showing excellent potential and we have vast experience in this product category, we may encounter substantial delays in solving design problems, in organizing trials, solving problems related to preparation of mass manufacture, or other supply chain problems, which would cause a delay of revenue.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could impact our business success. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Participant is subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of significant revenue and the risk that we will not achieve our growth objectives. If sales revenue from any product is insufficient, if we are unable to develop and commercialize any of our potential product candidates, or if our product development is delayed, we may require a bridge loan.

In regards to user safety, wheelchairs are in the lowest risk category, a Class 1 medical device according to the FDA, and require approval before sales. The team has extensive experience in achieving FDA and other regulatory body approval; however, regulatory processes are a serious hurdle in the progress toward sales that must be acknowledged. Participant currently has only one product candidate, which is still in development, and we have not

obtained authorization from the FDA to commercially distribute the device in the United States, or a CE Mark for commercial distribution in Europe. The regulatory framework in lower income countries typically follows FDA or CE standards, but may require time consuming registration before market entry. A delay of approval or registration in a market will delay revenue from that market and may adversely impact Participant's financial performance.

Though planned and budgeted, the process of obtaining regulatory authorization is expensive and time-consuming and can vary substantially based upon, among other things, the type, novelty of a product, and the regulatory framework of the market concerned. Changes in regulatory policy, the enactment of additional regulations, or changes in regulatory review for each submitted product application may cause delays in the authorization of a product candidate or rejection of a regulatory application altogether. Participant is very active in standards committees and bodies which contribute to regulatory developments. As lower income country markets are evolving quickly, changes are common. These changes may result in new openings or closing of some markets. This will certainly impact Participant's revenue and financial performance.

For Product1, in lower income countries, there is limited market awareness of the product category, supportive pediatric wheelchairs/strollers. The market education job is shared with many NGOs and multilateral actors, such as the World Health Organization. Buyer's ability to discriminate between low and high quality products, as well as overall demand, is related to the effectiveness of this market education activity. A slower than anticipated advancement in product category awareness will have a negative impact on Participant's financial performance, especially during and after Year 3 when sales growth is expected.

For Product1, the product category at the intended price point is not strongly contested. If a competitor were to enter the market, this may significantly impact our growth and resulting revenue.

To become an attractive addition to distributor's catalogs, Participant will need to develop additional products which cover other product categories. To achieve this cumulative effect and become a strong alternative to the existing high price competitors, additional product development is needed and this must be done in a timely fashion or growth in sales and market share will not meet expectations, especially in Year 4 and after.

The intellectual property protection in some of the intended markets is weak. Participant maintains relatively low margins, which is protective by decreasing the payoff of copying by competitors. However, Participant's products may become copied causing revenue problems, as well as other problems.

Participant is innovating and producing new intellectual property. However, the manual wheelchair product space is aged and new intellectual property is not always possible. We regard our intended and future intellectual property as important to our success, and we intend to rely on patent law to protect our proprietary rights. Despite our precautions, unauthorized third parties may copy certain portions of our devices or products or reverse engineer or obtain and use information that we regard as proprietary. We may seek additional patents in the future. We do not know if any future patent application will be issued with the scope of the claims, we seek. Patents that we receive may be challenged or invalidated. Thus, we cannot assure that any intellectual property rights that we may receive can be successfully asserted in the future or that they will not be invalidated, circumvented or challenged. Any failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse effect on our business and financial performance.

Unexpected foreign currency fluctuations between the US Dollar and Chinese Yuan could negatively impact our costs related to manufacturing or R&D respectively. Initially, Participant will perform all manufacturing activities in China and, initially, will not be diversified.

Participant uses a number of off-shore consultants, particularly in South America. Currency fluctuations can increase the burden to the company for maintaining consistent actual compensation.

Due to market shaping activities by AT Scale (referenced as 'lessons learned from combating the global HIV/AIDs epidemic') demand in lower income countries is expected to rise. If this does not work out, then revenues will be below projections, especially in the long term after Year 3.

Participant intends to market wheelchairs as Over The Counter products, direct to customers from manufacturer. Wheelchairs require significant customization and user training. In more resourced settings like the USA, this is typically done via specialized vendors. In less resourced settings, specialist vendors are not used. Participant will develop products which are more simple and easy to

provide. And, Participant will develop support materials which will empower users for self-help. The effectiveness of these support materials and the adoption of Participant's new method will impact sales volume, especially in the US and Canada markets.

Cross subsidy marketing in the USA and lower income countries can be challenging. Participant assumes, based on buyer response to date, that one base model can be successfully marketed in multiple markets. If this is not actually effective in the USA then, Participant's products will not gain market share. This risk is mitigated by setting a low forecast.

The global market appears to be entering a period of rapid growth. This may attract entry by experienced competitors with significant capital from more expensive markets. This may result in sales below expectations and adversely impact financial performance.

Participant is a strong candidate for a number of different grants (free money from AID agencies or philanthropic foundations). In regards to our short term budget, significant grant funding is not necessary and would be supplemental for advancement of special projects. The arrival time and size of these awards is uncertain. Also, the awards have complex reporting requirements which can complicate operations and increase HR costs

Transition into a production localization strategy requires continued improvement in industrial 3D printing technology, which is outside of Participant's scope. Though there is great incentive for third party vendors to create this capability, this is a challenging project which does not have a reliable delivery date.

Participant intends to launch Product1 globally with an emphasis on sales in the USA and sales to NGOs, with whom Participant has existing relationships. In addition, Participant intends an opportunistic approach to distributors in Middle Income Countries. The complexity of sales in this manner may be a challenge.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Though we will carry Key Person Insurance, there can be no assurance that we will be successful in attracting and retaining other personnel required to successfully grow our business. Insurance payout may need to be used to cover obligations to investors.

Our future success depends on the efforts of a small management team. The loss of services of the members of

the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Wayne Hanson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ryota Yamada is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	9000000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Various Angel Investors
Issue date	09/08/19

Issue date	[illegible]
Amount	$200,000.00
Outstanding principal plus interest	$300,000.00 as of 09/19/19
Current with payments	Yes

Revenue Share with 1.5 repayment multiple. Includes 30% discount on future equity, also known as a Participation Right.

Loan

Lender	Private Individual
Issue date	11/21/23
Amount	$100,000.00
Current with payments	Yes

Revenue Loan. 5% of Revenue. Payment begins after completion of the first revenue loan.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Other	Common stock	$20,700	General operations
5/2024	Section 4(a)(2)	SAFE	$400,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	George Keoke King
Amount Invested	$20,700.00
Transaction type	Priced round
Issue date	12/20/18
Relationship	Founder

Owner's investment - George Keoke King

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
Wheelchairs and assistive products for underserved people around the globe.

Milestones
- Participant Assistive Products Corp was organized in the State of California in March 2018.

Since then, we have:
- Released our Cub wheelchair, which is becoming an industry standard. - Won an ASME iSHOW award for Cub in 2024 and achieved CE MDR registration in EU and registration in Australia and Japan. Also released 3 other wheelchairs.- Won regular business from 3 major NGOs.
- Shipped to over 25 countries in 2024 with around 100 shipments.
- Built a team of 10, 8 are people with disabilities. We live in Kenya, Nigeria, Argentina, and India.
- Launched in India in 2023 through a leading distributor. - Established distributors in many other low and middle income country markets.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $448,775 compared to the year ended December 31, 2022, when the Company had revenues of $73,576. Our gross margin was 17.02% in fiscal year 2024.

- *Assets*. As of December 31, 2023, the Company had total assets of $470,234, including $261,971 in cash. As of December 31, 2022, the Company had $229,018 in total assets, including $51,443 in cash.

- *Net Loss*. The Company has had net losses of $61,794 and net losses of $186,675 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $971,473 for the fiscal year ended December 31, 2024 and $668,463 for the fiscal year ended December 31, 2023.

for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in debt, $20,700 in equity, and $400,000 in SAFEs.

Runway & Short/Mid Term Expenses

Participant Assistive Products Corp cash in hand is $270,000, as of March 2025. Over the last three months, revenues have averaged $150,000/month, cost of goods sold has averaged $50,000/month, and operational expenses have averaged $11,000/month, for an average net margin of $89,000 per month. Our intent is to be profitable in 24 months.

The market has slowed a bit due to the changes with USAID. Our major customers are not effected. But, closing deals with new customers has been slow.

We expect significant revenue in the next six months, around $500,000. This is likely to come from several primary customers and a few NGOs. We are beginning to see increase in our India business. We are opening a .cl website for Chile and there are some exciting opportunities there and across LatAm. We hope to have our first order from our new EU dealer. Keoke and Chris have moved to the EU to do product trainings, which should helped accelerate that business.

We are close to cash positive month to month. We hope to reach this milestone in the next few months.

The projected burn for the year is manageable. Last year we had a small private SAFE note round. That topped us up while we grew and invested in marketing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by

shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, George (Keoke) King, certify that:

(1) the financial statements of Participant Assistive Products Corp included in this Form are true and complete in all material respects ; and

(2) the financial information of Participant Assistive Products Corp included in this Form reflects accurately the information reported on the tax return for Participant Assistive Products Corp filed for the most recently completed fiscal year.

George (Keoke) King
Entrepreneur

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.participant.life/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Calver
George (Keoke) King
Ryota Yamada

Ryota Yamada

Wayne Hanson

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Participant Assistive Products Rev Share

    Participant Assistive Products Rev Share Early Bird

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    David Calver

    George (Keoke) King

    Ryota Yamada

    Wayne Hanson

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Participant Assistive Products Corp

By

Keoke King
_____
CEO, President, Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Keoke King
_____
CEO, President, Co-Founder
4/8/2025

Keoke King
_____
CEO, President, Co-Founder
4/12/2025

Ryota Yamada
_____
Co Founder
4/15/2025

Wayne Hanson
_____
Co-Founder
4/16/2025

David Edward Calver

Chief Clinical Officer/ CoFounder
4/17/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.